Exhibit 107
Calculation of Filing Fee Tables

Form S-8
(Form Type)

Herc Holdings Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, part value $0.01 per share	Rule 457(c) and (h)	900,000(3)	$122.66	$110,394,000.00	0.00014760	$16,294.15
—	—	—	—		—		—
—	—	—	—		—
Total Offering Amounts					$110,394,000.00		$16,294.15
Total Fee Offsets							—
Net Fees Due							$16,294.15

(1) Any additional shares of common stock of Herc Holdings Inc. (the “Registrant”) to be issued as a result of stock dividends, stock splits or similar transactions shall be covered by this Registration Statement as provided in Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(2) Calculated in accordance with Rule 457(c) and (h) under the Securities Act solely for the purpose of calculating the registration fee, which is based on the average of the high and low market prices of the shares of common stock of the Registrant as reported on the New York Stock Exchange on December 6, 2023.
(3) Represents 900,000 shares of common stock of the Registrant previously issued as awards under the Herc Holdings Inc. 2018 Omnibus Incentive Plan, as amended (the “Plan”), but which (i) subsequently expired, lapsed or terminated, were cancelled, forfeited or surrendered, were settled in cash, or were tendered to or withheld by the Company to pay the exercise price or to satisfy tax withholding obligations, or are expected to so expire, lapse or terminate, be cancelled, forfeited or surrendered, be settled in cash, or be tendered or withheld and (ii) in each case, are or will become available for issuance for future awards under the Plan in accordance with its terms.